Exhibit (e)(4)

Excerpts from the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 6, 2017.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 28, 2017, effective immediately following the adjournment of the meeting of the Board of Directors (the “Board”) of LendingClub Corporation (the “Company”), the Board voted to increase its size to ten members and appointed Kenneth D. Denman to the Board as a Class I director who will serve until the Company’s 2018 annual meeting of stockholders, or until his successor is duly elected and qualified. Mr. Denman was also appointed as a member of the Audit Committee and the Compensation Committee.

In connection with his appointment to the Board, Mr. Denman will receive a pro rata portion of the annual cash retainer, and a grant of restricted stock units in accordance with the Company’s non-employee director compensation policy as described in the Company’s 2017 proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2017.

The Company intends to enter into its standard form of indemnity agreement with Mr. Denman, a copy of which was filed as Exhibit 10.1 to the Company’s Form S-1/A filed with the SEC on December 1, 2014 and is incorporated herein by reference.

There are no arrangements or understandings between Mr. Denman and any other persons pursuant to which he was appointed to the board. There are also no family relationships between Mr. Denman and any director or executive officer of the Company and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.